UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):     [X ] Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
                 [ ] Form l0-QSB   [  ] Form N-SAR

                     For Period Ended:  December 31, 2005
                     [  ] Transition Report on Form 10-K
                     [  ] Transition Report on Form 20-F
                     [  ] Transition Report on Form I l -K
                     [  ] Transition Report on Form l0-Q
                     [  ] Transition Report on Form N-SAR
                     For the Transition Period Ended:  ________________

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Secured Digital Applications, Inc.
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Full Name of Registrant

Digital Broadband Networks, Inc.
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Former Name if Applicable

Park 80 West, Plaza One
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Address of Principal Executive Office (Street and Number)

Saddle Brook, NJ 07663
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, l0-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Management is in the process of making certain adjustments to the accounting treatment utilized in connection with a $7 million financing that was undertaken in May 2004 and retired on August 1, 2005, specifically that convertible debt and convertible preferred stock issued contained embedded derivatives that must be bifurcated from their hosts. The adjustments to the accounting treatment do not concern issues of revenue recognition or ordinary operating expenses and are not anticipated by management to have a material impact on income from operations of the Company. The adjustments to the financial statements will, however, include items of non-operating income and expenses and preferred stock dividends and deemed dividends. The impact will be on net income and net loss applicable to common shareholders through the quarter ended September 2005, when the financing was retired, and for the year ended December 31, 2005. The Company undertook the review and adjustment of the accounting treatment in response to an inquiry received from the Securities and Exchange Commission in 2005.

The Company intends to restate its financial statements for the year ended December 31, 2004 and for the quarters ended March 31, June 30 and September 30, 2005. Because the Company must complete the restated financials in conjunction with its preparation of the annual report on Form 10-KSB for the year ended 2005, both to accurately report its financial position and to provide comparative results from earlier periods, it has not been able to complete its annual report without undue expense and effort. The Company undertakes to file its annual report on Form 10-KSB on or before April 17, 2006.

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
PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

  Valerie H.F. Looi               011 (603)                    7956 7026
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     (Name)                      (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes No []

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that it will report gross revenues in an estimated amount of $28,307,362, as compared to gross revenue of $20,438,030, an increase of $7,869,331 or 39% over the prior year. The Company anticipates that it will report income from operations of approximately $126,000, as compared to $517,000 for the comparable period as originally filed in April 2005 and approximately $1.231 million after restatement for the effect of the embedded derivatives.

Management anticipates that the restatement of its financial statements will result in changes to non-operating income and expenses in both 2004 and 2005. Management expects the effect of these items will cause fluctuation in the financial results of the Company and will be reflected in net income and net income available to common shareholders.

The estimated results of the operations of the Company that management believes will have a significant change are summarized in the table below. These estimates are subject to revision. In providing these estimates, management has attempted to ascertain the effect of the restatement on the results for the year ended December 31, 2004.

------------------------- -------------------------- -------------------------- --------------------------
                          2004 As Originally Filed    2004 As Estimated After       2005 As Estimated
                                                            Restatement
------------------------- -------------------------- -------------------------- --------------------------
Revenues                                $20,438,030                $20,438,030                $28,307,362
------------------------- -------------------------- -------------------------- --------------------------
Net Income                                 $535,360                 $1,231,894                   $126,916
------------------------- -------------------------- -------------------------- --------------------------
Preferred Stock Dividend                  ($375,434)                 ($375,434)                 ($694,864)
------------------------- -------------------------- -------------------------- --------------------------
Accretion to preferred                           $0                  ($714,182)               ($3,312,869)
stock redemption
value
------------------------- -------------------------- -------------------------- --------------------------
Net Income/(Loss)
Applicable to
Common Shareholders                        $159,926                   $142,278                ($3,880,637)
------------------------- -------------------------- -------------------------- --------------------------


                       SECURED DIGITAL APPLICATIONS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  March 29,2006               By:  /s/ Patrick Soon-Hock Lim
                                    -------------------------
                                    Patrick Soon-Hock Lim
                                    Chairman & Chief
                                    Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

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